Exhibit 99.1

Filer:  OJSC “Third Generation Company of the Wholesale Electricity Market”

Address:  165, stroyeniye I, Mozhaiskoye Shosse Moscow, Russia 121596

Relationship of Reporting Person to Issuer:  10% owner

Explanation of Response:

As previously reported, on December 20, 2008, OJSC “Third Generation Company of the Wholesale Electricity Market” (“OGK-3”) acquired 5,126,939 shares of Plug Power Inc. Common Stock and 395,000 shares of Plug Power Inc. Class B Capital Stock from Smart Hydrogen Inc. (“Smart Hydrogen”).  Upon the sale of the Class B Capital Stock, each share of Class B Capital Stock automatically converted into 100 shares of Common Stock.  Accordingly, as of the date hereof, OGK-3 beneficially owns 44,626,939 shares of Plug Power Inc. Common Stock (the “Shares”).

As previously reported, Smart Hydrogen is indirectly 50% owned by OJSC MMC Norilsk Nickel (“Norilsk Nickel”) and OGK-3 is a majority-owned subsidiary of Norilsk Nickel.  Following the sale of the Shares to OGK-3, Norilsk Nickel, by virtue of its direct and indirect ownership interest in OGK-3 could, pursuant to Section 16 of the Securities Exchange Act of 1934, as amended (the “Act”), and rules of the Securities and Exchange Commission adopted thereunder, continue to be deemed to have the power to vote, or direct the voting of, and the power to dispose, or direct the disposition of, the Shares.  Accordingly, pursuant to such rules, Norilsk Nickel could continue to be deemed to be the beneficial owner of the Shares.

Norilsk Nickel has expressly disclaimed, for purposes of Section 16 of the Act, beneficial ownership of all indirectly owned securities reported on this Form 3.  This report shall not be deemed an admission that Norilsk Nickel is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.